

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 25, 2005


05005567

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA


PROCESSING
FEB 0 3 2005
185
WASH. D.C.
SECTION

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
25 January 2005 – (ASX Announcement & Media Release – USA Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

25 January 2005

ACTIVITY UPDATE

HIGHLIGHTS

UNITED STATES OF AMERICA
Production commences from Hollywood Discovery at Lake Long, Louisiana.
Production planned for Feb 2005 at Bay Courant, Louisiana.
Rig contracted for South Grosse Tete well, Louisiana.
Langford 25 re-entry (Texas) completed and back on production.

Lake Long Deep Project, Lafourche Parish, South Louisiana.
Production Commences From Middle Hollywood Discovery.

The 328 #1 well, Lake Long Field, Lafourche Parish, South Louisiana was turned to sales on 11 January 2005 and is currently producing at the rate of approximately 4.8 million cubic feet of gas per day and 300 barrels of oil per day on a 9.5/64 inch choke at a tubing pressure of 6,750 psi. Facilities within the Lake Long field were recently upgraded to handle this additional production.



The 16,654 feet 328 #1 well was drilled during the later half of 2004 and was completed for production from the Middle Hollywood Pay Sand Interval which logged 28 feet of net gas pay (adjusted for well deviation). This interval had not previously produced within the field.

The SL 328 #1 represents the fifth well in the Lake Long Field in which FAR has participated, all of which have resulted in commercial production.

The drill data from the SL328#1 well is being integrated into the 3D data base with preliminary observations that Hollywood potential exists in two up-dip fault blocks. FAR has agreed to participate in reprocessing seismic data to further delineate these additional prospects prior to drilling around mid 2005.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

FAR has varying interests in several producing wells in the Lake Long field including a working interest of 4.09375 percent in SL 328 #1 well. All working interests are subject to State and other minor royalties. Other participants are non listed entities, Kriti Exploration Inc and Palace Exploration Company both based in North America.

Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20% participation)
Production facilities being built for planned February 2005 first production.

A Permit application for pipeline construction has been lodged; a production barge has been purchased and is being upgraded; plans are progressing to use the nearby Tennessee Gas Pipeline (El Paso) and proposals have been put to several purchasers which should enable the field to be selling oil and gas from the SL 17316 #1 well by late February 2005.

The SL 17316 #1 well at Bay Courant was drilled to total depth of 12,852 feet during the latter part of 2004 and confirmed as an oil discovery in the Bourg Sand Interval at 11,800 feet which logged approximately 12 feet of net pay. The operator has run 5 and 1/2 inch production casing in the well and anticipates first sales of oil and gas within 60 days.

The Pelican, Duval and Dulac objectives came in structurally low to prognosis. Preliminary post hole evaluation by the Operator suggests further potential remains to be exploited within the field by additional development drilling, the timing of which will depend upon the production performance of the #1 well.

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Majors have expressed an interest in farming into the lease for a deep test.



(TODCO Barge Rig, South Louisiana, courtesy www.carlmaples.com)

The Bay Courant Project is located in the intracoastal State waters, Lafourche Parish, South Louisiana approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow.

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent once payout has been achieved. FAR is the only listed entity participating in the project with other interests held by North American entities.

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 15% participation)
Grey Wolf Land Rig contracted.

Grey Wolf Drilling have been contracted to drill a test of the South Grosse Tete Prospect, located in Iberville Parish, South Louisiana, approximately 15 miles southwest of Baton Rouge. The well is scheduled for mid February 2005.

Pursuant to an agreement with Gruy LLC, of Dallas, Texas, FAR will pay for 17% of the cost of an 11,650 foot normally pressured test of the Upthrown Bol Mex section of the Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The cost of the well, a land based vertical hole, is estimated at US$1.4 million with a further $US0.5 million for completion and pipeline connection. Provided the project is successful payout is estimated within 10 months.

The well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this is more than offset by the target sizes of the deeper objectives, namely:

Objective	Depth (Feet)	Potential Recoverable Reserves
Nonion Struma	13,000	12-15 BCF gas
Nodosaria	13,500-14,500	100 BCF gas and 5 million barrels oil
Deep Wilcox	16,500-17,500	350-500 BCF gas and 9-13 million barrels oil

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

Gruy LLC has advised the Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest will reduce to 12.75 percent once cost recovery has been achieved on a project basis.

Langford 25 #3H-TXV Horizontal, Hardeman County, Texas
Well successfully re-entered, extended and placed back into production.

During the later part of 2004, FAR participated in a project to re-enter, sidetrack and extend the existing Langford 25 #3H-TXV well to improve oil production.

After reaching a total depth of 8,736 feet measured depth (8,417 feet true vertical depth), the project was delayed by very heavy rains that caused a mud build up at the location. During January the well was placed back on line, and, after a hot oil treatment to overcome paraffin build up, has been producing on pump at variable rates between 23 and 85 barrels of oil per day. The Langford lease is supported by a tank battery comprising four (4) 300 barrel tanks to handle oil production.

FAR has an 18.25 percent working interest in the above program, the existing well and 80 acre production unit. Other interests are held by North American entities. The Operator is Rio Petroleum Inc, of Amarillo, Texas.

Rainosek Project, Lavacca County, Texas
New Program Proposed.

FAR has received a proposal for the uphole completion of the existing Rainosek-1 wellbore in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. The likely timing of this activity is the first quarter of 2005. FAR has indicated it would participate for its 21.57 percent interest (subject to a reduction associated with the original farmor in this interval which, if exercised, would reduce FAR's working interest to 15.64 percent).

Following the above proposed completion activity a new well, Bender-1, testing eight pay objectives between 5,850 and 8,105 feet has been proposed approximately 1,200 feet southwest of the Rainosek-1 wellbore. FAR's interest in this well would be 21.57 percent and is not subject to the above referenced reduction).

In addition to the forgoing planned activity, the Rainosek-3 producing well has undeveloped potential behind pipe at the 7,410 and 5,850 sands which is likely to be undertaken during 2005.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

The Operator has commenced negotiations with the principals of a proposed US drilling fund to carry out the drilling of the new Eagle-2 well in the second quarter of 2005.

In mid 2001, Eagle 1, a horizontal well bore within the Gatchell sandstone reservoirs intersected 131 metres of "pay" (net 91 metres) over the interval, 4,177 metres to 4,207 metres (30 metres) in the Upper Gatchell and 4,229 metres to 4,330 metres (101 metres) in the Lower Gatchell. This pay exhibited good to excellent porosity and improved thickening compared to the Gatchell sands in the adjacent vertical Mary Bellocchi 1 well which tested 223 barrels of oil and 820 thousand cubic feet of gas per day.

During 2004 interpretation of a newly acquired 13km seismic strike line in the Eagle Project shot through the key wells on the Huron Nose gave strong evidence that the oil accumulation tested by the Mary Bellocchi No.1 vertical well in 1986 and intersected in the 2001 Eagle No.1 horizontal well appears to be not just a small structural accumulation but to have a stratigraphic component which can be interpreted to be a stratigraphic trap of the order of 20 million barrels and 40 BCF on the high side.

The drilling of a new well somewhere between half and one mile northwest of Eagle No.1 on this new seismic line would provide the ultimate confirmation of the forgoing interpretation of a significant stratigraphically trapped oil field.

Independent contractors now estimate that the cost to drill an initial vertical well to determine the presence of Gatchell Oil Sand updip from Eagle-1 would be US$1.42 million. The all up cost to case and test this well through the target oil horizon would be in the order of US$2.07 million thus significantly reducing the risk money to test the potentially significant updip stratigraphic potential.

FAR has a 15 percent working interest in the Eagle Project and is likely to farm out some portion of this interest to an incoming participant in any new well.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au